SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

LIMCO-PIEDMONT INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

53261T109

(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for reporting person’s initial filings on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 53261T109	SCHEDULE 13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON TAT Technologies Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,145,000*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,145,000*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,145,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 61.68%*(based on 13,205,000 shares of common stock outstanding as of November 30,2008)
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 53261T109	SCHEDULE 13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON TAT Industries Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,145,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,145,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,145,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 61.68%*(based on 13,205,000 shares of common stock outstanding as of November 30, 2008)
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 53261T109	SCHEDULE 13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Isal Amlat Investmenst (1993) Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,145,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,145,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,145,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 61.68%* (based on 13,205,000 shares of common stock outstanding as of November 30, 2008)
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 5 of 9 Pages

        *TAT Technologies Ltd., controlling shareholder of the Issuer, holds 8,145,000, or 61.68%, of the Issuer’s shares of common stock. TAT Industries Ltd. is the owner of 58.69% of the outstanding shares of TAT Technologies Ltd. Isal Amlat Investments (1993) Ltd., through its wholly owned subsidiary Isal Amlat Investments (1994) Ltd., is the owner of 79.33% of the outstanding shares of TAT Industries Ltd. Isal Amlat Investments (1993) Ltd. owns 12% of the outstanding shares of TAT Technologies Ltd. TAT Industries Ltd. and Isal Amlat Investments (1993) Ltd. disclaim beneficial ownership of the 8,145,000 shares of the Issuer’s common stock held by TAT Technologies Ltd.

Page 6 of 9 Pages

Item 1(a).	Name of Issuer:

This statement on Schedule 13G (this “Statement”) relates to securities issued by Limco-Piedmont Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive office of the Issuer is 5304 S. Lawton Ave. Tulsa, Oklahoma, 74107.

Item 2(a).	Name of Person Filing:

This Statement is being filed by TAT Technologies Ltd., TAT Industries Ltd., and Isal AmlatInvestments (1993) Ltd.

Item 2(b).	Address of Principal Business Office:

TAT Technologies Ltd.: TAT Industries Ltd.: Isal Amelt Investments (1993) Ltd.:	P.O. Box 80 Gedera 70750, Israel Re'em Industrial Park, Neta Boulevard, Bnei Ayish 79485, Israel Mediant Hayehudim 85, Herzelya 46140, Isreal

Item 2(c).	Citizenship:

Israel

Item 2(d).	Title of Class of Securities:

Common stock, $0.01 par value per share

Item 2(e).	CUSIP Number:

53261T109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 7 of 9 Pages

Item 4.	Ownership: (a)-(c)

Reporting Person	Amount beneficially owned:	Percentage of class:*		Sole power to vote or direct the vote:	Shared power to vote or direct the vote:	Sole power to dispose or direct the disposition of:	Shared power to dispose or direct the disposition of:

TAT Technologies Ltd.	8,145,000	61.68	%**	8,145,000	0	8,145,000	0
TAT Industries Ltd.	8,145,000	61.68	%**	0	8,145,000	0	8,145,000
Isal Amlat Investments (1993) Ltd.	8,145,000	61.68	%**	0	8,145,000	0	8,145,000

*Based on 13,205,000 shares of common stock outstanding as of November 30, 2008.

**TAT Technologies Ltd., controlling shareholder of the Issuer, holds 8,145,000, or 61.68%, of the Issuer’s shares of common stock. TAT Industries Ltd. is the owner of 58.69% of the outstanding shares of TAT Technologies Ltd. Isal Amlat Investments (1993) Ltd., through its wholly owned subsidiary Isal Amlat Investments (1994) Ltd., is the owner of 79.33% of the outstanding shares of TAT Industries Ltd. Isal Amlat Investments (1993) Ltd. owns 12% of the outstanding shares of TAT Technologies Ltd. TAT Industries Ltd. and Isal Amlat Investments (1993) Ltd. disclaim beneficial ownership of the 8,145,000 shares of the Issuer’s common stock held by TAT Technologies Ltd.

Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

N/A

Page 9 of 9 Pages

SIGNATURE

        After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 17th, 2009

TAT Technologies Ltd. By: /s/ YARON SHALEM —————————————— YARON SHALEM CFO

TAT Industries Ltd. By: /s/ YARON SHALEM —————————————— YARON SHALEM CFO

Isal Amlat Investments (1993) Ltd. By: /s/ Eran Saar —————————————— Eran Saar CEO

EXHIBIT A

JOINT FILING AGREEMENT

        The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, $0.01 par value, of Limco-Piedmont Inc., dated as of even date herewith is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: February 17th, 2009

TAT Technologies Ltd. By: /s/ YARON SHALEM —————————————— YARON SHALEM CFO

TAT Industries Ltd. By: /s/ YARON SHALEM —————————————— YARON SHALEM CFO

Isal Amlat Investments (1993) Ltd. By: /s/ Eran Saar —————————————— Eran Saar CEO